UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza Building

10 Middle Jiuxianqiao Road

Chaoyang District

Beijing 100016, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                 No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                 No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On August 6, 2007, eLong, Inc. (the “Company”) issued a press release announcing the resignation of David Goldhill as a member of the audit committee of the board of directors of the Company effective July 30, 2007. The Company also announced that Mr. Goldhill indicated that his resignation was prompted by the Company’s advice that, as a result of his having accepted a position as the chief executive officer of a company under common control with eLong, he is no longer considered “independent” under NASDAQ’s Marketplace Rules, and therefore can no longer serve on the audit committee The Company’s press release is furnished as Exhibit 99.1.

The information herein and in the press releases is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibits.

99.1	Press Release issued by the Company on August 6, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: August 7, 2007	ELONG, INC.

	By:	/s/ Chris Chan
	Name:	Chris Chan
	Title:	Chief Financial Officer

Exhibit 99.1

eLong, Inc. Reports Resignation of Audit Committee Member

BEIJING, China – August 6, 2007—eLong, Inc. (NASDAQ: LONG) (“eLong” or the “Company”), a leading online travel service provider in China, today reported that David Goldhill has resigned as a member of the audit committee of the board of directors of the Company effective July 30, 2007. Mr. Goldhill, who served as the chair of the audit committee, indicated that his resignation was prompted by the Company’s advice that, as a result of his having accepted a position as the chief executive officer of a company under common control with eLong, he is no longer considered “independent” under NASDAQ’s Marketplace Rules, and therefore can no longer serve on the audit committee.

On August 1, 2007, eLong received a letter from NASDAQ’s Listing Qualifications Department stating that, due to Mr. Goldhill’s resignation, the Company no longer complies with the requirement set forth in NASDAQ Marketplace Rule 4350 that the audit committee of a NASDAQ-listed company be composed of at least three members. The letter also indicated, however, that consistent with Marketplace Rule 4350(d)(4), NASDAQ would provide the Company with a cure period in order to regain compliance, until the earlier of the Company’s next annual meeting of shareholders or July 30, 2008 or, if the Company’s next annual meeting of shareholders is held before January 28, 2008, then no later than January 28, 2008.

eLong has initiated a search to find a suitable replacement for Mr. Goldhill, and expects that the vacancy on the audit committee caused by Mr. Goldhill’s resignation will be filled prior to the end of the cure period provided by NASDAQ.

About eLong, Inc.

eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China. eLong uses web-based distribution technologies and a 24-hour call center to provide consumers with access to travel reservation services. Aiming to enrich people’s lives through the freedom of independent travel, eLong empowers consumers to make informed choices by providing a one-stop travel solution and consolidated travel tools and information such as maps, virtual tours and user ratings. eLong has the capacity to fulfill air ticket reservations in over 55 major cities across China. In addition to choice of a wide hotel selection in the Greater China region, eLong offers Chinese consumers the ability to make bookings at international hotels in over 140 destinations worldwide. eLong operates the websites http://www.elong.com and http://www.elong.net.

Safe Harbor Statement

The statement in this press release concerning eLong’s expectation as to its ability to find a suitable replacement for David Goldhill on its audit committee prior to the end of the cure period provided by NASDAQ is a “forward-looking” statement within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. This forward looking statement is based upon management’s current views and expectations with respect to future events and is not a guarantee of future performance, and there can be no assurance that eLong will in fact be successful in locating a suitable replacement before the end of the cure period. Risk factors that could affect eLong’s ability to find a suitable replacement include a shortage of qualified persons who are willing to serve on the audit committee of a publicly-traded company. Readers are cautioned not to place undue reliance on this forward-looking statement, which speaks only as of the current date.